December 23, 2011

Trust for Professional Managers
615 East Michigan Street
Milwaukee, Wisconsin  53202

Ladies and Gentlemen:

We consent to the incorporation by reference in this Registration Statement of our opinion dated August 26, 2010 regarding the sale of shares of the Performance Trust Total Return Bond Fund and our opinion dated June 28, 2011 regarding the sale of Institutional Class and Retail Class shares of the Performance Trust Municipal Bond Fund, each a series of Trust for Professional Managers.  In giving this consent, however, we do not admit that we are “experts” within the meaning of Section 11 of the Securities Act of 1933, as amended, or within the category of persons whose consent is required by Section 7 of said Act.

Very truly yours,

/s/ Godfrey & Kahn, S.C.

GODFREY & KAHN, S.C.

Offices in Milwaukee, Madison, Waukesha, Green Bay and Appleton, Wisconsin and Washington, D.C.
Godfrey & Kahn, s.c. is a member of Terralex®, a worldwide network of independent law firms.